

Mail Stop 3561

November 7, 2016

Joseph Levin
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

      Re: IAC/InterActiveCorp
             Preliminary Proxy on Schedule 14A
             Filed November 2, 2016
             File No. 000-20570

Dear Mr. Levin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Lisa M. Kohl for

                               Mara L. Ransom
                               Assistant Director
                               Office of Consumer Products